UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

REGENCY ENERGY PARTNERS LP

(Name of issuer)

Common Units

(Title of class of securities)

75885Y 10 7

(CUSIP number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

February 18, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 2 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 88,529,775
	9.	Sole dispositive power 0
	10.	Shared dispositive power 88,529,775
11.	Aggregate amount beneficially owned by each reporting person 88,529,775[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.5%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 3 of 19

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 88,529,775
	9.	Sole dispositive power 0
	10.	Shared dispositive power 88,529,775
11.	Aggregate amount beneficially owned by each reporting person 88,529,775[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.5%[2]
14.	Type of reporting person OO (Limited Liability Company)

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 4 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 88,529,775
	9.	Sole dispositive power 0
	10.	Shared dispositive power 88,529,775
11.	Aggregate amount beneficially owned by each reporting person 88,529,775[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.5%[2]
14.	Type of reporting person IN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 5 of 19

1.	Name of Reporting Person; S.S. or IRS Identification ETE Common Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,890,565
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,890,565
11.	Aggregate amount beneficially owned by each reporting person 30,890,565
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.5%[1]
14.	Type of reporting person OO (Limited Liability Company)

[1]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 6 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners, L.P. 73-1493906
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO, BK
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.6%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 7 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Heritage ETC, L.P. 20-0660759
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.6%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 8 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Heritage ETC GP, L.L.C. 26-2124572
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.6%[2]
14.	Type of reporting person OO (Limited Liability Company)

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 9 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.6%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 10 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.6%[2]
14.	Type of reporting person OO (Limited Liability Company)

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 11 of 19

1.	Name of Reporting Person; S.S. or IRS Identification Panhandle Eastern Pipe Line Company, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.6%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 410,927,131 Common Units outstanding on February 16, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 12 of 19

This Amendment No. 6 (the “Amendment”) amends the Schedule 13D originally filed on June 4, 2010, as amended on December 13, 2010, May 10, 2013, June 13, 2014, July 1, 2014 and January 26, 2015 (as so amended, the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) — (c) This Schedule is filed jointly by:

(i)	Energy Transfer Partners, L.P., a Delaware limited partnership;

(ii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership;

(iii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company;

(iv)	Energy Transfer Equity, L.P., a Delaware limited partnership;

(v)	LE GP, LLC, a Delaware limited liability company;

(vi)	Heritage ETC, L.P., a Delaware limited partnership;

(vii)	Heritage ETC GP, L.L.C., a Delaware limited liability company;

(viii)	ETE Common Holdings, LLC, a Delaware limited liability company;

(ix)	Panhandle Eastern Pipe Line Company, LP, a Delaware limited partnership; and

(x)	Kelcy L. Warren.

The principal business of ETP is to operate a diversified portfolio of energy assets through its wholly owned subsidiaries. PEPL is a wholly owned subsidiary of ETP. The principal business of PEPL is transportation and storage of natural gas. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. The principal business of ETE is to own all of the interests in the general partner of ETP and the Issuer and certain equity securities of ETP and the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. ETE owns all of the membership interests in ETE Common Holdings Member, LLC (“ETE CH Member”), and ETE and ETE CH Member owns a 99.8% and 0.2% interest, respectively, in ETE Common Holdings. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. Heritage’s principal business is to own the equity interests in ETP’s operating subsidiaries. The general partner of Heritage is Heritage GP. The principal business of Heritage GP is serving as the general partner of Heritage. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 13 of 19

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP, ETP LLC and Heritage GP (the “Listed Persons”) are set forth below:

LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Group Chief Financial Officer, Head of Business Development and Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President and Director	President of LE GP

Matthew S. Ramsey 1001 McKinney St., Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of EnergyTransfer Partners, L.L.C.

William P. (Bill) Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Executive of Energy Transfer Partners, L.L.C.

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc., AmeriGas Partners, L.P. and TMI, LLC

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 14 of 19

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

Ted Collins, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Collins & Ware Inc.

Michael K. Grimm 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

Rick Perry 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Former Governor of the State of Texas

David K. Skidmore 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Skidmore Exploration Inc.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Richard A Cargile 3738 Oak Lawn Ave. Dallas, TX 75219	President – Midstream	President – Midstream of Energy Transfer Partners, L.L.C.

Heritage GP:

Name and Business Address	Capacity in Which Serves Heritage GP	Principal Occupation
Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Manager	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 15 of 19

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer and Manager	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to incorporate by reference the information set forth under the heading “Merger Agreement and Amendment” in Item 4 of this Amendment.

Item 3 of the Schedule 13D is hereby further amended by deleting the final paragraph of Item 3 beginning “ETP anticipates…” and adding the following at the end of such item:

The Merger Consideration (as defined below) will consist wholly of ETP Common Units and no portion will be paid in cash.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by amending and restating the information set forth under the heading “Merger Agreement” as follows:

Merger Agreement and Amendment

On January 25, 2015, ETP and ETP GP entered into an Agreement and Plan of Merger (the “Original Agreement”) with the Issuer, Regency GP LP, a Delaware limited partnership and the general partner of the Issuer (“RGP GP”) and, solely for purposes of certain provisions of the Original Agreement, ETE.

On February 18, 2015, ETP and ETP GP entered into Amendment No. 1 to the Original Agreement (the “Amendment,” and the Original Agreement as amended by the Amendment, the “Merger Agreement”) with Rendezvous I LLC, a Delaware limited liability company and a wholly owned subsidiary of ETP (“Merger Sub A”), Rendezvous II LLC, a Delaware limited liability company and a wholly owned subsidiary of ETP (“Merger Sub B”), the Issuer, RGP GP, ETE GP Acquirer LLC, a Delaware limited liability company and the indirect parent entity of Regency GP (“RGP Acquirer”). and, solely for purposes of certain provisions of the Merger Amendment, ETE.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) the Issuer will merge with Merger Sub A (the “MLP Merger”), with the Issuer continuing its existence as a limited partnership under Delaware law as the surviving entity in the MLP Merger and as a wholly owned subsidiary of ETP and (ii) RGP Acquirer will merge with Merger Sub B (the “GP Merger” and, together with the MLP Merger, the “Mergers”), with RGP Acquirer continuing its existence as a limited liability company under Delaware law as the surviving entity in the GP Merger and as a wholly owned subsidiary of ETP. Following the recommendation of

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 16 of 19

their respective conflicts committees, (x) the board of directors of ETP LLC approved the Merger Agreement and (y) the board of directors of Regency GP LLC, a Delaware limited liability company and the general partner of RGP GP, approved and agreed to submit the Merger Agreement to a vote of unitholders of the Issuer and to recommend that such unitholders adopt the Merger Agreement.

At the effective time of the MLP Merger (the “Effective Time”), each Common Unit issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time (excluding securities of the Issuer that are owned immediately prior to the effective time by the Issuer or its subsidiaries, which will be canceled and will cease to exist) will be converted into the right to receive (i) 0.4066 (the “Exchange Ratio”) of common units (“ETP Common Units”) representing limited partner interests in ETP (the “Unit Consideration”) and (ii) a number of additional ETP Common Units equal to $0.32 per Common Unit divided by the lesser of (x) the volume weighted average price of ETP Common Units on the New York Stock Exchange (the “NYSE”) for the five trading days ending on the third trading day immediately preceding the Effective Time and (y) the closing price of ETP Common Units on the NYSE on the third trading day immediately preceding the Effective Time, rounded to the nearest ten thousandth of a unit (the “Additional Unit Consideration” and, together with the Unit Consideration, the “Merger Consideration”). Each Class F unit representing a limited partner interest in the Issuer (each, a “Class F Unit”) issued and outstanding as of immediately prior to the Effective Time will be deemed to have been converted into an equal number of Common Units, which will be converted into the right to receive the Merger Consideration. Also at the Effective Time, each Series A Cumulative Convertible Preferred Unit of the Issuer issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive a preferred unit representing a limited partner interest in ETP.

Except for phantom units of the Issuer (“Phantom Units”) held by the chief executive officer and the non-employee directors of the Issuer, which shall vest immediately prior to the Effective Time and convert into the right to receive the Merger Consideration, each Phantom Unit that is outstanding as of immediately prior to the Effective Time will cease to relate to or represent a right to receive Common Units and will be converted, at the Effective Time, into the right to receive an award of phantom units relating to ETP Common Units (a “Converted Phantom Unit Award”) on the same terms and conditions as were applicable to the corresponding award of Phantom Units, except that the number of ETP Common Units covered by such Converted Phantom Unit Award will be equal to the number of Common Units subject to the corresponding award of Phantom Units multiplied by the sum of the Exchange Ratio and the partial ETP Common Unit representing the Additional Unit Consideration, rounded up to the nearest whole unit.

Each option to purchase Common Units granted under an Issuer equity incentive plan (a “Unit Option”) that is outstanding and “in-the-money” as of immediately prior to the Effective Time, will be deemed to be exercised on a cashless basis and converted into the right to receive the Merger Consideration. Each Unit Option that is “out-of-the-money” as of immediately prior to the Effective Time will be cancelled and terminated for no consideration. In addition, each unit issued under the Regency Energy Partners LP Long-Term Incentive Cash Restricted Unit Plan (a “Cash Unit”) that is outstanding as of immediately prior to the Effective Time will, as of the Effective Time, be converted into the right to receive an award of restricted cash units relating to ETP Common Units (a “Converted Cash Unit Award”) on generally the same terms and conditions as were applicable to the corresponding award of Cash Units, except that the number of ETP Common Units covered by such Converted Cash Unit Award will be equal to the number of Common Units subject to the corresponding award of Cash Units multiplied by the sum of the Exchange Ratio and the partial ETP Common Unit representing the Additional Unit Consideration, rounded up to the nearest whole unit.

The Mergers are subject to customary closing conditions including, among other things, (i) approval of the MLP Merger by unitholders of the Issuer, (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by ETP of the ETP Common Units to be issued as Merger Consideration and (iv) approval for listing of the ETP Common Units to be issued as Merger Consideration on the NYSE. Pursuant to the Merger Agreement, each of ETE and ETP have agreed to vote any Common Units owned by it or its subsidiaries in favor of approval of the Merger Agreement, the MLP Merger and any related transactions.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Original Agreement and the Amendment, copies of which are filed as Exhibit H and Exhibit I hereto and incorporated by reference in their entirety into this Item 4. For additional information concerning the Mergers, please see the Current Reports on Form 8-K filed by ETP on January 26, 2015 and February 18, 2015.

SCHEDULE 13D/A

CUSIP No. 75885Y 10 7	Page 17 of 19

As promptly as possible after the Effective Time, ETP will cause the Common Units to be (a) delisted from the NYSE and (b) deregistered under the Exchange Act.

Except as set forth above in this Item 4, the Reporting Persons and Listed Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b). Approximately 410,927,131 Common Units of the Issuer were outstanding as of February 16, 2015. ETE, LE GP and Warren (the “ETE Group”) are deemed to be beneficial owners of 88,529,775 Common Units. The Common Units owned by the ETE Group constitute approximately 21.5% of the total issued and outstanding Common Units. The ETE Group has shared power to vote and dispose of 26,266,791 of the Common Units beneficially owned by the ETE Group. The ETE Group shares with the ETP Group (defined below) power to vote and dispose of 31,372,419 Common Units beneficially owned. ETE Common Holdings is deemed to be the beneficial owner of 30,890,565 Common Units. The Common Units beneficially owned by ETE Common Holdings constitute approximately 7.5% of the total issued and outstanding Common Units. ETP, ETP GP, ETP LLC, PEPL, Heritage and Heritage GP (collectively, the “ETP Group”) are deemed to be beneficial owners of 31,372,419 Common Units. The Common Units beneficially owned by the ETP Group constitute approximately 7.6% of the total issued and outstanding Common Units. The ETP Group shares with the ETE Group the power to vote and dispose of the Common Units beneficially owned by the ETP Group. The Reporting Persons (other than ETE Common Holdings) are deemed to be beneficial owners of 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units. The 6,274,483 Class F Common Units beneficially owned by the Reporting Persons represent 100% of the total issued and outstanding Class F Common Units. The Reporting Persons (other than ETE Common Holdings) share the power to vote and dispose of the Class F Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units or Class F Units beneficially owned by the Reporting Persons.

(c) Except as described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT I	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Rendezvous I LLC, Rendezvous II LLC, Regency Energy Partners LP, Regency GP LP, ETE GP Acquirer LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to the Current Report on Form 8-K filed by Energy Transfer Partners, L.P. with the Securities and Exchange Commission on February 18, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2015	/s/ Kelcy L. Warren
Kelcy L. Warren

ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC, general partner

	By:	/s/ John McReynolds
John McReynolds
President

LE GP, LLC

	By:	/s/ John McReynolds
John McReynolds
President

ETE COMMON HOLDINGS, LLC

	By:	/s/ John McReynolds
John McReynolds
President and Chief Financial Officer

ENERGY TRANSFER PARTNERS, L.P.

	By:	Energy Transfer Partners GP, L.P., general partner

	By:	Energy Transfer Partners, L.L.C., general partner

	By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior VP, General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

	By:	Energy Transfer Partners, L.L.C., general partner

	By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior VP, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

	By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior VP, General Counsel and Secretary

PANHANDLE EASTERN PIPE LINE COMPANY, LP

By:	Southern Union Panhandle, LLC

By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior VP, General Counsel and Secretary

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C.

By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior VP, General Counsel and Secretary

HERITAGE ETC GP, L.L.C.

By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior VP, General Counsel and Secretary